EXHIBIT 99.1

Equinor ASA: Notifiable trading

The following primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Siv Helen Rygh Torstensen, leader of the CEO office in Equinor ASA, has on 3 September 2018 sold 470 shares in Equinor ASA at a price of NOK 215.0902 per share and will after the sale hold 4919 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.